

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Yinghzi (Lisa) Tang
Director, Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210
People's Republic of China

> **Re: Boqii Holding Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 22, 2020**
> **File No. 333-248641**

Dear Ms. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

Amendment No. 1 to Form F-1 filed September 22, 2020

Capitalization, page 73

1. Please tell us and disclose the nature and terms of the adjustments to other debts, non-current and receivable for issuance of ordinary shares in the pro forma as adjusted column. Also, tell us why these adjustments and pro forma as adjusted adjustment (vi) discussed on page 73 were excluded from the pro forma column.

Dilution, page 77

2.   Please provide us your calculations for amounts per ordinary share and per ADS of pro forma net tangible book value before the offering and after the offering as well as for dilution in net tangible book value to new investors.

3.   Please tell us your rationale for not deducting your mezzanine equity and non-controlling interests in arriving at your net tangible book value as of June 30, 2020. Also, tell us your rationale for not deducting non-controlling interests in arriving at the pro forma net tangible book value amounts. Alternatively, revise your computations and disclosures accordingly.

Taxation, page 212

4.   We note your revisions in response to our prior comment five. However, it does not appear that you have provided a firm opinion as to the material tax consequences set forth in this section. For example, your disclosure notes that "it is expected" that distributions will be reported to U.S. Holders as dividends and "may be" taxable at a favorable rate, provided you are not a PFIC, and that gains on the sale of ADSs or Class A ordinary shares "may be" subject to PRC taxes. Because your short-form opinion states that the opinion of counsel is set forth in full under the caption "Taxation -- Material U.S. Federal Income Tax Considerations," the disclosure in the prospectus serves as the tax opinion disclosure must clearly identify and articulate the opinions being rendered. If there are sections of the disclosure that you do not intend to be the opinion of counsel, such as the discussion under "Passive Foreign Investment Company Rules," or any other subheadings in this section, please revise your disclosure and short-form opinion to clarify the precise sections that represent counsel's opinion. In those sections the disclosure should clearly identify each material tax consequence being opined upon, set forth counsel's opinion as to each identified item, and set forth the basis for the opinion. If counsel is unable to set forth a firm conclusion, counsel can issue a "should" or "more likely than not" opinion, as specified in Staff Legal Bulletin 19.

     You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Kevin Zhang, Esq.